Exhibit 10.2

EXECUTION VERSION

October 13, 2025

Eric J. Cremers

(at the address on file with PotlatchDeltic Corporation)

Dear Eric:

This letter (this “Letter Agreement”) memorializes our recent discussions and agreement concerning your expected positions with Rayonier Inc. (the “Company”) following the completion of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger between the Company, Redwood Merger Sub, LLC and PotlatchDeltic Corporation (“PotlatchDeltic”), dated as of October 13, 2025 (the “Merger Agreement”). If the Merger Agreement is terminated for any reason without the completion of the Merger or if your employment with PotlatchDeltic terminates for any reason before the closing of the Merger (the “Closing”), this Letter Agreement will be null and void ab initio and of no further force and effect.

1.	Termination of Employment; Executive Chairman Role

Upon the Closing, your employment as President and Chief Executive Officer of PotlatchDeltic and a member of the PotlatchDeltic board of directors will cease and you will become employed as an executive officer of Company and will be appointed a member of the board of directors of the Company (the “Board”). From the Closing until the second (2nd) anniversary thereof (the “Term”) or such earlier date on which your employment terminates as contemplated herein, you will have the title of Executive Chairman, reporting directly and exclusively to the Board, and will be nominated for reelection to the Board at each annual meeting of the Company’s shareholders that occurs during the Term.

During your tenure as Executive Chairman, your duties will be as set forth on Schedule A (the “Duties”), and you will perform the Duties at the Company’s offices in Spokane, Washington, or such other location as mutually agreed between you and the Company. You agree that you will be subject to the Company’s written policies applicable to similarly situated executives as in effect from time to time, including any code of conduct, stock ownership guidelines and clawback policy applicable to senior executives of the Company.

2.	Compensation; Other Benefits and Expenses

A.	Annual Base Salary

During the Term, your annual base salary (“Annual Base Salary”) will be $600,000, payable to you in accordance with the Company’s payroll policies.

B.	Annual Bonus

For each fiscal year during the Term, you will be eligible to earn an annual cash incentive award (“Annual Bonus”) determined as follows:

i. Fiscal Year 2025. If the Closing occurs in fiscal year 2025 or if your Annual Bonus from PotlatchDeltic in respect of fiscal year 2025 has not been paid as of the Closing, you will remain eligible to receive an Annual Bonus for fiscal year 2025 based on actual performance in accordance with the terms of the annual bonus plan of PotlatchDeltic in which you participate, and based upon your Annual Bonus opportunity as in effect immediately prior to the Closing.

ii. Subsequent Fiscal Years. With respect to fiscal years during the Term after fiscal year 2025, you will be eligible to earn an Annual Bonus with a target opportunity of one hundred twenty-five percent (125%) of your Annual Base Salary, with the amount awarded to be determined by the Compensation and Management Development Committee of the Board (the “Committee”) and payable in accordance with the annual bonus plan applicable to other senior executives of the Company. If the Closing occurs during fiscal year 2026, your Annual Bonus for such year will be bifurcated, with (A) the portion of your Annual Bonus payable for the pre-Closing portion of such year determined based on your Annual Bonus opportunity as in effect immediately prior to the Closing, prorated based on the portion of such year elapsed as of the date of the Closing, and with performance goals deemed satisfied at the target level, and (B) the portion of your Annual Bonus payable for the post-Closing portion of such year determined as set forth in the first (1st) sentence of this Section 2.B.ii, prorated based on such remaining portion of such year.

C.	Long-Term Incentive Opportunity

iii. Fiscal Year 2026. Prior to the Closing, it is expected that PotlatchDeltic will grant you one or more annual equity awards in respect of fiscal year 2026 with a grant date fair value of $3,071,700. You will not be eligible for equity awards from the Company in respect of fiscal year 2026.

iv. Subsequent Fiscal Years. With respect to fiscal years during the Term after fiscal year 2026, you will be eligible to receive one or more annual equity awards from the Company with an aggregate target grant date fair value of three hundred percent (300%) of your Annual Base Salary. The grant timing, form and terms and conditions of your annual equity awards will be as determined by the Committee and will be no less favorable than those applicable to other senior executives of the Company.

D.	Employee Benefits

You will be provided employee benefits consistent with those generally provided to other senior executives of the Company. For the avoidance of doubt, you will continue to accrue benefits under the PotlatchDeltic Retirement Plan for as long as you remain Executive Chairman pursuant to the terms of the Retirement Plan as in effect during such time.

E.	Indemnification

The Company will indemnify you to the fullest extent allowed by law, in accordance with the terms of the Company’s Articles of Incorporation and Bylaws, and customary coverage under a directors & officers liability insurance policy to the same extent such coverage and policy are provided to the other directors and officers of the Company.

3.	Preexisting Entitlements

You and the Company acknowledge and agree that the cessation of your service as President and Chief Executive Officer of PotlatchDeltic upon the Closing would have entitled you to resign your employment and receive severance benefits pursuant to the PotlatchDeltic Severance Program for Executive Employees (as amended, the “PotlatchDeltic Severance Plan”). In settlement of your entitlements under the PotlatchDeltic Severance Plan, on or as soon as reasonably practicable following the Closing, the Company will pay you a cash amount of $6,728,305. In addition, all of your equity awards granted under PotlatchDeltic’s equity incentive plans that are outstanding as of immediately prior to the Closing will fully vest at the Closing (with any performance-based vesting criteria deemed achieved in accordance with the terms of the Merger Agreement) and be settled in accordance with the applicable award agreement and the terms of the Merger Agreement. You acknowledge and agree that receipt of the payments and benefits described in this Section 3 will be in full satisfaction of your rights under the PotlatchDeltic Severance Plan and the PotlatchDeltic equity incentive plans.

4.	Termination

A.	Upon Expiration of the Term

Your employment with the Company will automatically terminate upon the expiration of the Term. Upon such termination, you will be eligible for the following:

i. Accrued Obligations. Any accrued Annual Base Salary, any Annual Bonus earned by you and awarded by the Committee for a completed fiscal year, any unused vacation accrued through the date your employment terminates (the “Termination Date”), and any unreimbursed expenses incurred through the Termination Date that are subject to reimbursement pursuant to the policies applicable to you, in each case to the extent unpaid (the “Accrued Obligations”);

ii. Prorated Bonus. Your Annual Bonus for the year of termination, prorated based on the number of days of the fiscal year elapsed as of your termination and determined based on actual performance (the “Prorated Bonus”), payable at the same time that Annual Bonuses are paid to other senior executives of the Company and in any event by March 15 of the year following the year of termination; and

iii. Equity Award Treatment. For purposes of any equity awards granted to you on or after the Closing, retirement treatment under the Company’s Supplemental Terms Applicable to the Performance Share and Restricted Stock Unit Award Agreements In the Event of Retirement (the “Qualifying Equity Award Treatment”).

B.	Termination Without Cause or for Good Reason

If your employment with the Company is terminated by the Company without “Cause” (as defined in the Rayonier Executive Severance Pay Plan) or by you for “Good Reason” (as defined in the Rayonier Executive Severance Pay Plan), you will be eligible for the Accrued Obligations and, subject to your execution of the Company’s standard release of claims and such release becoming irrevocable within sixty (60) days following the date on which your employment terminates (the “Release Requirement”) and your continued compliance with Section 5 of this Letter Agreement, you will be eligible for the following: (i) continued payment of the Annual Base Salary that you would have received had you remained employed with the Company for the remainder of the Term, payable to you at the same times as the Annual Base Salary would have been payable to you had your employment continued; provided that any amounts that would have been paid to you prior to such time as the Release Requirement is satisfied will be accrued and paid to you in a lump sum on the first (1st) payroll date following satisfaction of the Release Requirement; (ii) the Prorated Bonus, payable in accordance with Section 4.A.ii; and (iii) the Qualifying Equity Award Treatment.

You acknowledge and agree that any modifications to the terms and conditions of your employment in connection with the Merger or as contemplated by this Letter Agreement do not constitute Good Reason. Further, the Company confirms that you will not be required to relocate during the Term.

C.	Termination Due to Death or Disability

If your employment with the Company is terminated due to your death or Disability (as defined in the Rayonier Executive Severance Pay Plan), your outstanding equity awards will be treated in accordance with their terms.

D.	Other Termination

If your employment with the Company is terminated for any other reason, you will be entitled to the Accrued Obligations (other than any Annual Bonus earned by you and awarded by the Committee for a completed fiscal year but not yet paid to other senior executives of the Company as of the date your employment terminates).

E.	Miscellaneous

Upon a termination of your employment, the Term will end immediately and, except as expressly provided in this Section 4, you will not be entitled to any further compensation or benefits from the Company.

Upon the termination of your employment for any reason, you will be deemed to have resigned, without any further action by you, from any and all officer and director positions that you held with the Company or any of its affiliates or held with any other entities at the direction of, or as a result of your affiliation with, the Company or any of its affiliates. If necessary or desirable, you will execute any documents or instruments that the Company deems necessary or desirable to effectuate such resignations.

5.	Restrictive Covenants

A.	Nondisclosure of Confidential Information

You will hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company, and their respective businesses, which have been obtained by you during your engagement or employment by the Company and which are not or have not become public knowledge (other than by acts by you or your representatives in violation of this Letter Agreement) (collectively, “Confidential Information”). Except in connection with the good-faith performance of your services to the Company, you will not, without the prior written consent of the Company or as may otherwise be required by law or legal process, use, communicate or divulge any such Confidential Information to anyone other than the Company and those designated by the foregoing.

B.	Non-Competition

You acknowledge that, in the course of your employment with the Company, you have become familiar, or will become familiar, with the trade secrets and with other Confidential Information of the Company, and your services have been and will be of special, unique and extraordinary value to the Company. Therefore, you agree that, during your employment with the Company and ending on the date that is eighteen (18) months following the date your employment terminates (such period, the “Restricted Period”), you will not, directly or indirectly, own, manage, operate, control, be employed by (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation) or render services to any person, firm, corporation or other entity, in whatever form, engaged in any business that is competitive with the business of the Company in any state or territory of the United States or any locale of any non-U.S. country in which the Company conducts business. Nothing herein will prohibit you from being a passive owner of not more than two percent (2%) of the outstanding equity interest in any entity which is publicly traded, so long as you have no active participation in the business of such entity.

C.	Non-Solicitation

During the Restricted Period, you agree that you will not directly or indirectly (i) except in the good-faith performance of the Duties, induce or attempt to induce any employee or independent contractor of the Company to leave the Company, or in any way interfere with the relationship between the Company, on the one hand, and any employee or independent contractor thereof, on the other hand, (ii) hire any person who was an employee or independent contractor of the Company until the date that is twelve (12) months after such individual’s relationship with the Company has been terminated, or (iii) except in the good-faith performance of the Duties, induce or attempt to induce any customer (whether former or current), supplier, licensee or other business relation of the Company to cease doing business with the Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation, on the one hand, and the Company, on the other hand.

D.	Non-Disparagement

From and following the Closing, you agree that you will not make, either directly or by or through another person, any oral or written negative, disparaging or adverse statements or representations of or concerning the Company, any of its clients or businesses or any of its current or former directors, officers, employees or other service providers.

E.	Inventions and Patents

You agree that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information that relate to the actual or anticipated business, research and development or existing or future products or services of the Company, and that are conceived, developed or made by you during your employment with the Company (“Work Product”) belong to the Company. You agree that you will promptly disclose such Work Product to the Company and perform all actions reasonably requested by the Company (whether during or after the Term) to establish and confirm such ownership (including assignments, consents, powers of attorney and other instruments). To the fullest extent permitted by applicable law, all intellectual property (including patents, trademarks and copyrights) that are made, developed or acquired by you in the course of your employment with the Company will be and remain the absolute property of the Company, and you will reasonably assist the Company in perfecting and defending its rights to such intellectual property.

F.	Return of Property

You acknowledge that all documents, records, files, lists, equipment, computer, software or other property (including intellectual property) relating to the businesses of the Company, in whatever form (including electronic), and all copies thereof, that have been or are received or created by you while an employee or service provider of the Company (including any Confidential Information) are and will remain the property of the Company, and you will immediately return such property to the Company upon the Termination Date and, in any event, at the Company’s request. You further agree that any property situated on the premises of, and owned by, the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by the Company’s personnel at any time with or without notice.

G.	Judicial Modification; Enforcement

You acknowledge and agree that the Company will suffer irreparable harm in the event that you materially breach any of your obligations under this Section 5 and that monetary damages would be inadequate to compensate the Company for such breach. The parties acknowledge that the potential restrictions on your future employment or services imposed by this Section 5 are reasonable in both duration and geographic scope and in all other respects. Accordingly, you agree that, in the event of an actual or threatened breach by you of any of your obligations under this Section 5, notwithstanding any provision of this Letter Agreement to the contrary, and in addition to any other damages or legal or equitable remedies the Company may have, the Company shall be entitled (without the necessity of showing economic loss or other actual damage) to (i) cease payment of the compensation and benefits contemplated by Sections 3 and 4 to the extent not previously paid or provided (including ceasing vesting of outstanding equity incentive awards), (ii) your prompt return of any portion of such compensation and the value of such benefits previously paid or provided (including forfeiture of any equity incentive awards that vested pursuant to Sections 3 and 4 or the repayment of the value of any equity incentive awards that vested pursuant to Sections 3 and 4 that have been exercised or settled, as applicable) and (iii) injunctive relief (including temporary restraining orders, preliminary injunctions and permanent injunctions), without posting a bond, in any court of competent jurisdiction.

Should any part or provision of this Section 5 be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability will not render invalid, void or unenforceable any other part or provision of this Letter Agreement. The parties further agree that if any portion of this Section 5 is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory or other restrictions are deemed to be invalid or unreasonable in scope, the invalid or unreasonable terms will be replaced by terms that such court deems valid and enforceable and that come closest to expressing the intention of such invalid or unenforceable terms. Your willingness to enter into this Letter Agreement (including this Section 5) is a material inducement to the Company to enter into the Merger Agreement and proceed with the transactions the Merger Agreement contemplates. In view of your importance to the success of the Merger, if you compete with the Company for some time after your employment, the Company will likely suffer significant harm. This Letter Agreement provides you with substantial additional benefits over your prior arrangements with PotlatchDeltic, including the substantial additional compensation referred to in Sections 2 and 4. In return for the additional benefits you will receive from the Company and to induce the Company to enter into the Merger Agreement and this Letter Agreement, and in light of the potential harm you could cause the Company, you agree to the provisions of this Section 5. The Company would not have entered into this Letter Agreement if you did not agree to this Section 5. Thus, this Section 5 is an integral part of this Letter Agreement, and, if it is determined following challenge by you (or with your consent in writing) that it is unenforceable or invalid to any material extent, this Letter Agreement will be null and void.

H.	Trade Secrets; Whistleblower Rights

The Company hereby informs you that, notwithstanding any provision of this Letter Agreement to the contrary, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law, or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer’s trade secrets to the attorney and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. In addition, notwithstanding anything in this Letter Agreement to the contrary, nothing in this Letter Agreement will impair your rights under the whistleblower provisions of any applicable federal law or regulation or, for the avoidance of doubt, limit your right to receive an award for information provided to any government authority under such law or regulation.

6.	Taxes

A.	Tax Withholding

The Company may withhold from any amounts payable under this Letter Agreement such federal, state, local or foreign taxes as are required to be withheld pursuant to any applicable law or regulation.

B.	Section 409A

It is the intent of the parties that the payments and benefits under this Letter Agreement attributable to the rendering of the Services will be exempt from or otherwise comply with the provisions of Section 409A of the Internal Revenue Code (the “Code”), and each payment under this Letter Agreement will be treated as a separate payment for purposes of Section 409A of the Code. In no event may you, directly or indirectly, designate the calendar year of payment. The parties intend that the terms and provisions of this Letter Agreement will be interpreted and applied in a manner that satisfies the requirements and exemptions of Section 409A of the Code. All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on you pursuant to Section 409A of the Code. Notwithstanding any provision of this Letter Agreement to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees” (as defined in Section 409A of the Code) any payment on account of your separation from service that would otherwise be due hereunder within six (6) months after such separation will nonetheless be delayed until the first (1st) business day of the seventh (7th) month following the Termination Date and the first (1st) such payment will include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction. All reimbursements and in-kind benefits provided under this Letter Agreement that are subject to Section 409A of the Code will be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the following requirements: (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Letter Agreement); (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

C.	Section 280G

Section 4(c) of the PotlatchDeltic Severance Plan, which provides for a “better-net” cutback in the event of excise tax exposure under Section 280G of the Code, is hereby incorporated by reference mutatis mutandis.

7.	Miscellaneous

This Letter Agreement will be governed and construed in accordance with the laws of the State of Washington, without regard to conflict of laws principles thereof. This Letter Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. If any provision of this Letter Agreement is found by any court of competent jurisdiction (or legally empowered agency) to be illegal, invalid or unenforceable for any reason, then (i) the provision will be amended automatically to the minimum extent necessary to cure the illegality or invalidity and permit enforcement and (ii) the remainder of this Letter Agreement will not be affected.

In the event any dispute arises between you and the Company as to the validity, enforceability or interpretation of any right or benefit afforded by this Letter Agreement, such dispute will be resolved by binding arbitration proceedings in accordance with the rules of the American Arbitration Association. The results of any arbitration will be conclusive on both parties and will not be subject to judicial interference or review on any ground whatsoever, including any claim that the Company was wrongfully induced to enter into this agreement to arbitrate such a dispute.

Upon the expiration or other termination of this Letter Agreement, the respective rights and obligations of the parties hereto (including, without limitation, Section 5) will survive such expiration or other termination to the extent necessary to carry out the intentions of the parties hereunder.

This Letter Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements (including the PotlatchDeltic Severance Plan, except to the extent provisions of the PotlatchDeltic Severance Plan and Annual PotlatchDeltic Bonus Plan are incorporated herein by reference), term sheets, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter.

This Letter Agreement and any rights and benefits hereunder will inure to the benefit of and be enforceable by your legal representatives, heirs or legatees. As used in this Letter Agreement, the “Company” will mean the Company as hereinbefore defined and will include any entity that directly or indirectly controls, is controlled by or is under common control with the Company. From and after the Closing, all references to the Company will include PotlatchDeltic. For purposes of Section 5, all references to the Company will include PotlatchDeltic and the affiliates of the Company or, prior to the Effective Time, the affiliates of PotlatchDeltic, whether or not specified.

Any notices given under this Letter Agreement (i) by the Company to you will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to you at the address most recently on file with the Company or PotlatchDeltic (as applicable) as of the date of such notice or (ii) by you to the Company will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to the General Counsel of the Company at the Company’s corporate headquarters.

The Company will reimburse you for reasonable attorneys’ fees and expenses actually incurred by you in connection with the review and negotiation of this Letter Agreement, up to a maximum of $15,000, payable within thirty (30) days following the Company’s receipt of reasonable and sufficient documentation of such fees and expenses.

The headings of this Letter Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Letter Agreement. For purposes of this Letter Agreement, the term “including” or “includes” means “including, without limitation.” This Letter Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

If this Letter Agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

RAYONIER INC.

By:	/s/ Mark D. McHugh
	Name:	Mark D. McHugh
	Title:	President and Chief Executive Officer

[Signature Page to Letter Agreement]

Accepted and Agreed

I hereby agree with and accept the terms and conditions of this Letter Agreement:

/s/ Eric J. Cremers
Name: Eric J. Cremers
Date: October 13, 2025

[Signature Page to Letter Agreement]

Schedule A

Duties

The Executive Chairman’s Duties will consist of:

•	attending meetings with Company leadership upon request from the Chief Executive Officer of the Company (the “CEO”);

•	together with the CEO, managing communications with stakeholders;

•	partnering with the CEO and lead independent director to develop board meeting agendas;

•	in partnership with the CEO, leading the designated integration team on transition matters and the post-Closing integration of the companies and the mills;

•	partnering with the CEO to track post-integration performance of the Company against expected outcomes and make adjustments as necessary to ensure the realization of aligned goals; and

•

together with the lead independent director and CEO, developing and maintaining a good working relationship among the offices of the Executive Chairman, the CEO and the Board to ensure open communications and commonality of purpose.

A-1